Exhibit 10.16

AGREEMENT

This Letter Agreement, dated as of December 30, 2008, is made by and among mymedicalrecords.com, Inc., a Delaware corporation (the "Company"), and Richard Teich, an individual ("Employee"), sets forth the material terms under which the Company shall employ Employee.

Term	Month to month, on an at will basis
Responsibilities	Assist in product development, sales and marketing and such other areas as the Company may reasonably request, including providing services related to Favrille, Inc. upon its acquisition of the Company
Salary	$15,000 per month
Benefits	Eligible to participate in benefits made generally available to employees of the Company, which shall include health insurance coverage for Employee and his spouse
	In addition, Employee shall receive an automobile allowance of $500 per month
Rights upon Termination	The Employee shall receive such amounts, if any, as may then be provided under the Company's severance policy applicable to employees generally

In witness where, the parties have executed this Letter Agreement, effective as of December 30, 2008.

mymedicalrecords.com, Inc.

By /s/ Robert H. Lorsch
     Robert H. Lorsch
     Chairman and Chief Executive Officer

/s/ Richard Teich
Richard Teich